October 18, 2024

Koh Kuan Hua
Chairman and Chief Executive Officer
Uni-Fuels Holdings Ltd
15 Beach Road, Beach Centre #05-07
Singapore 189677

       Re: Uni-Fuels Holdings Ltd
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted October 3, 2024
           CIK No. 0002021688
Dear Koh Kuan Hua:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 18, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted October 3, 2024
Prospectus Summary
Our Corporate Structure and History, page 5

1. We note the revisions to your corporate structure diagrams to include the minority shareholders. Please revise the diagram and elsewhere throughout your registration statement as appropriate to reflect the names of the five minority shareholders and disclose whether they are related parties, as applicable. If helpful, consider the use of footnotes.
 October 18, 2024
Page 2
Capitalization, page 37

2. Please tell us your consideration of including debt in your calculation of total capitalization. Refer to Item 3.B. of Form 20-F.
Principal Shareholders, page 86

3. Please note that beneficial ownership information is to be provided for each beneficial
       owner of 5% or more of each class of the company   s voting securities.
In this regard,
       we note that you have five minority shareholders who appear to collectively own (in equal amounts) all of your outstanding Class A Ordinary Shares. Please revise to include the required information for these major shareholders. Refer to
Item 7.A.1 of
       Form 20-F.
Consolidated Financial Statements for the Years Ended December 31, 2023 and
2022
Notes to Consolidated Financial Statements
9. Shareholders' Equity
Ordinary shares, page F-17

4. We note from your disclosure on September 3, 2024, 29,999,999 shares of Class B shares with a par value of $0.0001 were issued. Please tell us your basis for accounting for the issuance of these shares on a retrospective basis. In addition, please tell us your consideration of ASC 505-20.

       Please contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Lawrence S. Venick